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N E W S   R E L E A S E

TALISMAN SETS RECORD EXPLORATION BUDGET FOR 2003

CALGARY, Alberta – December 17, 2002 –Talisman Energy Inc. has announced the largest exploration program in the Company’s 10-year history.  A record $660 million has been approved for exploration projects in 2003, with a total of 214 gross (154.1 net) exploration and appraisal wells planned.

In total, Talisman expects to spend $2.1 billion on exploration and development next year. This capital program can be funded entirely from the Company’s expected cash flow, based on US$23/bbl WTI prices and US$3.60/mcf NYMEX gas.  Talisman is targeting at least 5% production per share growth in 2003 and 10% in 2004.

“I believe Talisman has more exploration potential than at any time in our history and would match this prospect inventory with any company of our size,” said Dr. Jim Buckee, President and Chief Executive Officer.  “We have good balance between North American gas, which accounts for about half of our exploration spending, and large scale international opportunities.  Only 5-10% of our exploration spending next year could be categorized as high risk.

“In addition to ongoing development activities, our 2003 exploration program will target over 500 bcf of net unrisked gas equivalent potential in Western Canada.  We also plan to expand exploration activities in the US Foothills and Appalachia next year and drill high potential wells in the Mackenzie Delta and off the East Coast of Canada.

“Internationally, our exploration programs are targeting over 600 million barrels of net unrisked oil equivalent.  Outside North America, the North Sea is our single largest area of exploration spending.  We plan to drill eight wells with average expected reserves in the 20-40 million barrel range per target.  All of these prospects are close to Talisman’s operated infrastructure.

“We plan to spend approximately $60 million on exploration in Southeast Asia, augmenting existing oil and gas projects and could drill our first offshore well in a recently acquired block off the coast of Vietnam.  In addition, our exploration activities in Trinidad, Colombia and Qatar each have potential for discoveries with reserves in the hundred million barrel or more range.”

North America ($364 million)

Talisman plans to spend a record $364 million on exploration in North America, with 94% directed at natural gas targets.  This includes over $240 million to drill 185 gross (140.7 net) wells.

Activity will be focused on seven core gas areas, characterized by multi-zone potential, short lead times and low-medium risk.  Significant exploration programs include 52 wells in the Greater Arch, 18 wells planned for the Deep Basin, 10 wells in the Alberta Foothills and 2-3 deep wells at Monkman.

Talisman will also expand its exploration programs in the US, with 2-3 exploration wells planned in the US Foothills and 3-4 wells in Appalachia.

In the Frontiers, Talisman plans to participate in one well in the Mackenzie Delta and one high potential well in the Scotia Slope.  The Balvenie prospect off the East Coast of Canada is expected to spud in the second quarter.

North Sea ($127 million)

Talisman plans to drill eight gross (4.9 net) exploration wells, mainly targeting low to moderate risk prospects, in the 20-40 mmbbl range, which would utilize existing infrastructure.  Three wells are planned for the Clyde/Orion area, one well near Blake, two in the Flotta Catchment Area, a follow up to the successful J1 well near Buchan, and a well on newly acquired acreage near Hannay.

In addition, Talisman will complete drilling of the Eta-2 well, which commenced in 2002.

Malaysia/Vietnam ($37 million)

In 2003, 10 gross exploration wells (4.1 net) are planned for Malaysia and Vietnam.

In Malaysia, development drilling has commenced in Block PM-3 in the Bunga Raya and Bunga Kekwa fields.  Planned exploration drilling in 2003 includes five wells in Block PM-3 and one well on the Cai Nuoc Block; with two low CO2 gas targets, two oil targets and two higher CO2 targets.  Two exploration wells and one appraisal well are planned for Block PM-305, including a test to determine the extension of the Angsi field.

In Vietnam, Talisman (40%) has been awarded Block 46-02, the Truong Son JOC, adjacent to the Block PM-3 CAA.  A number of prospects have been identified, extending the play fairway from the existing Malaysian acreage.  Talisman intends to acquire 400 kilometres of 3D seismic and could drill one exploration well in 2003.

Indonesia ($25 million)

In Indonesia, exploration will continue in the Corridor Block (TLM 36%) with two wells planned.  The Suban -9 well will finish drilling in the first quarter of 2003, bringing the appraisal program on the structure to a close.  Gas contract discussions are now underway.  The North Sambar-1 well will test one of the last remaining undrilled structures on the block.

Success on the Maleo structure in the Madura Block (TLM 25%) continues.  Talisman will participate in another exploration well on this block in 2003.

Trinidad ($51 million)

In 2002, three successful wells were drilled offshore in Block 2c (TLM 25%) on the Angostura structure, leading to a decision to proceed with commercial development.  The presence of oil in Block 2c offers increased confidence in the potential of the offshore acreage on Block 3a (TLM 30%) and the onshore Eastern Block (TLM 65%).

Talisman expects to participate in five offshore exploration and appraisal wells, with three in Block 3a and two in Block 2c.  Seismic acquisition has commenced on the Eastern Block with expectations of drilling in 2004.

Colombia ($33 million)

Talisman’s Acevedo Block (TLM 70%) is located in the highly prospective thrust belt of the Upper Magdalena Valley.  Talisman also holds a 30% interest in the contiguous Altamizal and Huila Norte Blocks to the north.  A well is planned on each block in 2003 (three wells in total).

In addition, Talisman holds a 30% interest in the Tangara Block in the Llanos Basin, adjacent to the large Cusiana-Cupiagua discoveries.  A well is planned in late 2003 to test a structure lying below and in front of the existing producing trend.

Qatar ($8 million)

Talisman acquired Block 10 (TLM 100%) offshore Qatar late this year.  Prospective targets are in the 100-300 mmbbl range.  Efforts in 2003 will focus on seismic acquisition and processing.

Other International ($15 million)

Additional exploration capital will be spent in 2003, advancing new ventures and expanding opportunities in core areas, where appropriate.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam, United States and Sudan. Talisman is also conducting exploration in Algeria, Trinidad and Colombia through its respective subsidiaries. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations &

Corporate Communications

Phone:

403-237-1196

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including business plans for drilling and exploration, anticipated completion dates and results of exploration, development, maintenance and refurbishment projects, the estimated amounts and timing of capital expenditures, the assumptions upon which estimates are based, and other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance (often, but not always, using words such as “expects”, “anticipates”, “plans”, “estimates”, or “intends”, or stating that certain actions, events or results “may” or “will” be taken, occur or be achieved).  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those reflected in the statements.  These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration, development maintenance or refurbishment projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Algeria or Colombia); fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.  Additional information on these and other factors, which could affect the Company’s operations or financial results, are included in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

37/02

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